Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	June 27, 2015 (unaudited)	December 27, 2014 (audited)
Assets
Current assets:
Cash	$12,570	$13,215
Accounts receivable, net	164,059	141,302
Costs and estimated earnings in excess of billings	24,721	10,174
Inventories	128,417	111,553
Other current assets	19,853	17,172

Total current assets	349,620	293,416

Property, plant and equipment, less accumulated depreciation, depletion and amortization (June 27, 2015 - $317,293 and December 27, 2014 - $279,375)	985,081	950,601
Goodwill	418,659	419,270
Intangible assets, less accumulated amortization (June 27, 2015 - $4,274 and December 27, 2014 - $3,073)	16,257	17,647
Other assets	45,875	48,843

Total assets	$1,815,492	$1,729,777

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$71,275	$5,275
Current portion of acquisition-related liabilities	19,895	18,402
Payable due to Summit Inc.	4,585	—
Accounts payable	90,822	78,854
Accrued expenses	90,778	101,496
Billings in excess of costs and estimated earnings	8,341	8,958

Total current liabilities	285,696	212,985

Long-term debt	755,972	1,059,642
Acquisition-related liabilities	34,502	42,736
Other noncurrent liabilities	114,153	93,691

Total liabilities	1,190,323	1,409,054

Commitments and contingencies (see note 9)
Redeemable noncontrolling interest	—	33,740
Member’s interest:
Member’s equity	971,943	518,647
Accumulated deficit	(327,212)	(217,416)
Accumulated other comprehensive loss	(20,781)	(15,546)

Member’s interest	623,950	285,685
Noncontrolling interest	1,219	1,298

Total member’s interest	625,169	286,983

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,815,492	$1,729,777

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended		Six months ended
	June 27,	June 28,	June 27,	June 28,
	2015	2014	2015	2014
Revenue:
Product	$261,270	$221,323	$410,190	$321,491
Service	67,739	71,087	93,958	106,938

Net revenue	329,009	292,410	504,148	428,429
Delivery and subcontract revenue	35,934	31,885	54,782	46,957

Total revenue	364,943	324,295	558,930	475,386

Cost of revenue (excluding items shown separately below):
Product	163,632	150,137	283,423	234,614
Service	49,604	49,740	69,234	78,866

Net cost of revenue	213,236	199,877	352,657	313,480
Delivery and subcontract cost	35,934	31,885	54,782	46,957

Total cost of revenue	249,170	231,762	407,439	360,437

General and administrative expenses	39,711	34,867	106,945	70,355
Depreciation, depletion, amortization and accretion	27,386	21,339	53,512	40,695
Transaction costs	6,376	2,405	7,740	4,996

Operating income (loss)	42,300	33,922	(16,706)	(1,097)
Other expense (income), net	102	(697)	493	(891)
Loss on debt financings	30,873	—	31,672	—
Interest expense	17,104	21,651	41,213	40,470

(Loss) income from continuing operations before taxes	(5,779)	12,968	(90,084)	(40,676)
Income tax benefit	(5,345)	(864)	(9,813)	(1,460)

(Loss) income from continuing operations	(434)	13,832	(80,271)	(39,216)
Income from discontinued operations	(758)	(369)	(758)	(349)

Net income (loss)	324	14,201	(79,513)	(38,867)
Net income (loss) attributable to noncontrolling interest	13	1,946	(1,969)	(569)

Net income (loss) attributable to member of Summit Materials, LLC	$311	$12,255	$(77,544)	$(38,298)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Three months ended		Six months ended
	June 27,	June 28,	June 27,	June 28,
	2015	2014	2015	2014
Net income (loss)	$324	$14,201	$(79,513)	$(38,867)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	—	—	—	(1,346)
Postretirement liability adjustment	—	—	—	2,164
Foreign currency translation adjustment	1,064	—	(5,235)	—

Other comprehensive income (loss)	1,064	—	(5,235)	818

Comprehensive income (loss)	1,388	14,201	(84,748)	(38,049)
Less comprehensive income (loss) attributable to the noncontrolling interest	13	1,946	(1,969)	(324)

Comprehensive income (loss) attributable to member of Summit Materials, LLC	$1,375	$12,255	$(82,779)	$(37,725)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	June 27,	June 28,
	2015	2014
Cash flow from operating activities:
Net loss	$(79,513)	$(38,867)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	56,840	43,766
Share-based compensation expense	17,020	1,138
Deferred income tax expense (benefit)	23	(525)
Net gain on asset disposals	(3,487)	(76)
Net gain on debt financings	(6,926)	—
Other	1,185	559
(Increase) decrease in operating assets, net of acquisitions:
Accounts receivable, net	(21,535)	(28,917)
Inventories	(16,555)	(17,820)
Costs and estimated earnings in excess of billings	(14,505)	(10,246)
Other current assets	(2,779)	(2,128)
Other assets	53	2,214
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	3,105	3,589
Accrued expenses	(11,021)	8,511
Billings in excess of costs and estimated earnings	(875)	(4,361)
Other liabilities	(1,114)	(2,717)

Net cash used in operating activities	(80,084)	(45,880)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(15,863)	(234,870)
Purchases of property, plant and equipment	(43,379)	(49,260)
Proceeds from the sale of property, plant and equipment	6,039	5,985
Other	610	757

Net cash used for investing activities	(52,593)	(277,388)

Cash flow from financing activities:
Capital contributions by member	397,975	24,350
Capital issuance costs	(9,373)	—
Proceeds from debt issuances	242,000	424,750
Debt issuance costs	(5,130)	(6,354)
Payments on debt	(469,628)	(109,246)
Payments on acquisition-related liabilities	(11,970)	(4,259)
Distributions	(11,842)	—
Other	—	(88)

Net cash provided by financing activities	132,032	329,153

Net (decrease) increase in cash	(645)	5,885
Cash – beginning of period	13,215	14,917

Cash – end of period	$12,570	$20,802

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member’s Interest

(In thousands)

	Total Member’s Interest
	Member’s equity	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total member’s interest	Redeemable noncontrolling interest
Balance — December 27, 2014	$518,647	$(217,416)	$(15,546)	$1,298	$286,983	$33,740
Contributed capital	452,703	—	—	—	452,703
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net loss	—	(77,544)	—	(79)	(77,623)	(1,890)
Other comprehensive loss	—	—	(5,235)	—	(5,235)	—
Distributions	(16,427)	—	—	—	(16,427)	—
Share-based compensation	17,020	—	—	—	17,020	—

Balance — June 27, 2015	$971,943	$(327,212)	$(20,781)	$1,219	$625,169	$—

Balance — December 28, 2013	486,896	(198,511)	(6,045)	1,211	283,551	24,767
Contributed capital	24,350	—	—	—	24,350	—
Accretion/ redemption value adjustment	—	(2,404)	—	—	(2,404)	2,404
Net loss	—	(38,298)	—	22	(38,276)	(591)
Other comprehensive income	—	—	573	—	573	245
Share-based compensation	1,138	—	—	—	1,138	—
Repurchase of member’s interest	(87)	—	—	—	(87)	—

Balance —June 28, 2014	$512,297	$(239,213)	$(5,472)	$1,233	$268,845	$26,825

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC”) is a vertically integrated, construction materials company. Through its subsidiaries, it is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products. Summit LLC, through its subsidiaries (collectively, the “Company”), owns and operates quarries, sand and gravel pits, a cement plant, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the West; Central; and East regions.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose major indirect owners are certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. and Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014 to be a holding company. Its sole asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering (“IPO”), Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock (“IPO”). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units (“LP Units”) from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10  1⁄2% Senior Notes due January 31, 2020 (“2020 Notes”) at a redemption price of 100% and an applicable premium thereon; (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. (“Continental Cement”); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed in the second quarter of 2015 at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 27, 2014. The Company continues to follow the accounting policies set forth in those consolidated financial statements. Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of June 27, 2015, the results of operations for the three and six months ended June 27, 2015 and June 28, 2014 and cash flows for the six months ended June 27, 2015 and June 28, 2014.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and will occur in 2015. The additional week in the 53-week year will be included in the fourth quarter.

The consolidated financial statements of the Company include the accounts of Summit LLC and its subsidiaries, including noncontrolling interests. All significant intercompany balances and transactions have been eliminated. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement Company, L.L.C. (“Continental Cement”), a 30% redeemable ownership in Continental Cement.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—As of June 27, 2015, the Company’s operations are conducted primarily across 17 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Kentucky, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers. No single customer accounted for more than 10% of total revenue in the three and six months ended June 27, 2015 and June 28, 2014.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified. Contingent consideration as of June 27, 2015 and December 27, 2014 was:

	June 27,	December 27,
	2015	2014

Current portion of acquisition-related liabilities:
Current portion of contingent consideration	$4,486	$2,375

Acquisition- related liabilities:
Contingent consideration	$4,193	$5,379

The fair values are based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration obligations in the three or six months ended June 27, 2015 or June 28, 2014.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of June 27, 2015 and December 27, 2014 was:

	June 27, 2015		December 27, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$780,155	$827,247	$1,101,873	$1,064,917

Level 3
Current portion of deferred consideration and noncompete obligations(2)	15,409	15,409	16,027	16,027
Long term portion of deferred consideration and noncompete obligations(3)	30,309	30,309	37,357	37,357

(1)	$5.3 million included in current portion of debt as of June 27, 2015 and December 27, 2014. Excludes $66.0 million outstanding on the revolving credit facility as of June 27, 2015.
(2)	Included in current portion of acquisition-related liabilities on the balance sheet.
(3)	Included in acquisition-related liabilities on the balance sheet.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

Redeemable Noncontrolling Interest — On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit LLC. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 of Summit Inc.’s Class A common shares and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016. The notes payable is a liability of Summit Holdings and, is therefore not included in the liabilities of Summit LLC.

New Accounting Standards — In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The guidance will be applied retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted). Had the Company adopted this guidance as of the current period, both Other Assets (noncurrent) and Long-term Debt as of June 27, 2015 and December 27, 2014, would have decreased by $11.8 million and $16.8 million, respectively.

In April 2015, the FASB issued a new accounting standard, ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets, which gives an employer whose fiscal year-end does not coincide with a calendar month-end (e.g., an entity that has a 52- or 53-week fiscal year) the ability, as a practical expedient, to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. Early application is permitted, and the ASU should be applied prospectively. The Company does not expect the adoption of this ASU to have a material effect on its financial position or results of operations.

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year, or to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

Reclassifications — Certain amounts in the prior year have been reclassified to conform to the presentation in the consolidated financial statements as of and for the three and six months ended June 27, 2015.

2.	REORGANIZATION

Prior to the IPO and Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership interests (Class A-1, Class A-2, Class B-1, Class C, Class D-1 and Class D-2), each of which was subject to unique distribution rights. There were no outstanding Class A-2 interests. In connection with the IPO and the Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating a single new class of units (the “LP Units”), referred to as the “Reclassification.” Immediately following the Reclassification, 69,007,297 LP Units were outstanding. In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A common stock (“leverage restoration options”). In each case, the exercise price of such warrants and leverage restoration options was the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, the Company recognized $14.5 million modification charge in general and administrative costs in the three months ended March 28, 2015.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of June 27, 2015 and December 27, 2014:

	June 27,	December 27,
	2015	2014
Trade accounts receivable	$154,678	$131,060
Retention receivables	11,119	12,053
Receivables from related parties	629	333

Accounts receivable	166,426	143,446
Less: Allowance for doubtful accounts	(2,367)	(2,144)

Accounts receivable, net	$164,059	$141,302

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are expected to be billed and collected within one year.

4.	INVENTORIES

Inventories consisted of the following as of June 27, 2015 and December 27, 2014:

	June 27,	December 27,
	2015	2014
Aggregate stockpiles	$91,036	$88,211
Finished goods	16,791	8,826
Work in process	1,882	1,801
Raw materials	18,708	12,715

Total	$128,417	$111,553

5.	ACCRUED EXPENSES

Accrued expenses consisted of the following as of June 27, 2015 and December 27, 2014:

	June 27,	December 27,
	2015	2014
Interest	$19,908	$32,475
Payroll and benefits	17,733	20,326
Capital lease obligations	18,400	17,530
Insurance	11,780	11,402
Non-income taxes	6,464	5,520
Professional fees	5,142	3,299
Other (1)	11,351	10,944

Total	$90,778	$101,496

(1)	Consists primarily of subcontractor and working capital settlement accruals.

6.	DEBT

Debt consisted of the following as of June 27, 2015 and December 27, 2014:

	June 27,	December 27,
	2015	2014

Revolving credit facility	$66,000	$—

Long-term debt:
$336.8 million senior notes, including a $12.9 million net premium at June 27, 2015 and $625.0 million senior notes, including a $26.5 million net premium at December 27, 2014	349,701	651,548
$413.6 million term loan, net of $2.1 million discount at June 27, 2015 and $415.7 million term loan, net of $2.3 million discount at December 27, 2014	411,546	413,369

Total	761,247	1,064,917
Current portion of long-term debt	5,275	5,275

Long-term debt	$755,972	$1,059,642

The contractual payments of long-term debt, including current maturities, for the five years subsequent to June 27, 2015, are as follows:

2015 (six months)	$3,165
2016	4,220
2017	4,220
2018	3,165
2019	398,790
2020	336,800

Total	750,360
Plus: Original issue net premium	10,887

Total debt	$761,247

2020 Notes—The 2020 Notes were issued under an indenture dated January 30, 2012 (as amended and supplemented, the “Indenture”). The Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default. As of June 27, 2015 and December 27, 2014, the Company was in compliance with all covenants. Interest on the 2020 Notes is payable semi-annually in arrears.

In April 2015, using proceeds from the IPO, $288.2 million aggregate principal amount of the outstanding 2020 Notes were redeemed at a price equal to par plus an applicable premium. As a result of the redemption, a net charge of $31.3 million was recognized, which was composed of $38.2 million for the applicable prepayment premium and $4.7 million for the write-off of deferred financing fees, which was partially offset by an $11.6 million net benefit from the write-off the original issuance premium and discount.

On September 8, 2014 and January 17, 2014, the Issuers issued an additional $115.0 million and $260.0 million, respectively, aggregate principal amount of 2020 Notes (the “Additional Notes”), receiving proceeds of $409.3 million, before payment of fees and expenses and including an aggregate $34.3 million premium. The proceeds from the sale of the Additional Notes were used for the purchases of acquisitions, to make payments on the revolving credit facility and for general corporate purposes. The Additional Notes are treated as a single series with the $250.0 million of 2020 Notes (the “Existing Notes”) and have substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes are treated as one class under the Indenture.

Senior Secured Credit Facilities— Summit LLC has credit facilities which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance was due in full on the maturity date, which was January 30, 2019. In July 2015, the outstanding balance of the terms loans was refinanced, extending the maturity date to 2022. See further discussion of this refinancing in note 14, Subsequent Events.

On March 11, 2015, the Company entered into Amendment No. 3 to the credit agreement governing the Senior Secured Credit Facilities, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated as of March 11, 2015, with Summit Holdings. As a result of this amendment, $0.4 million of financing fees were charged to earnings in the six months ended June 27, 2015.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.5% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.5% for LIBOR rate loans. The interest rate in effect at June 27, 2015 was 3.6%.

There were $66.0 of outstanding borrowings under the revolving credit facility as of June 27, 2015, leaving remaining borrowing capacity of $144.8 million, which is net of $24.2 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC must adhere to certain financial covenants related to its debt and interest leverage ratios, as defined in the Senior Secured Credit Facilities. The consolidated first lien net leverage ratio, reported each quarter, should be no greater than 4.5:1.0. The interest coverage ratio must be at least 1.70:1.0 from January 1, 2013 through December 31, 2014 and 1.85:1.0 thereafter. As of March 27, 2015 and December 27, 2014, the Company was in compliance with all covenants. Summit LLC’s wholly-owned domestic subsidiary companies are subject to certain exclusions and exceptions are named as subsidiary guarantors of the 2020 Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Interest expense related to debt totaled $14.8 million and $36.8 million for the three and six months ended June 27, 2015, respectively, and $19.3 million and $36.5 million for the three and six months ended June 28, 2014, respectively. The following table presents the activity for the deferred financing fees for the six months ended June 27, 2015 and June 28, 2014:

Deferred financing fees
Balance — December 27, 2014	$17,215

Loan origination fees	5,130
Amortization	(1,701)
Write off of deferred financing fees	(5,109)

Balance — June 27, 2015	$15,535

Balance — December 28, 2013	$11,485

Loan origination fees	6,309
Amortization	(1,544)

Balance —June 28, 2014	$16,250

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of June 27, 2015.

7.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in each component of accumulated other comprehensive loss consisted of the following:

	Change in retirement plans	Foreign currency translation adjustments	Accumulated other comprehensive loss

Balance — December 27, 2014	$(9,730)	$(5,816)	$(15,546)

Foreign currency translation adjustment	—	(5,235)	(5,235)

Balance — June 27, 2015	$(9,730)	$(11,051)	$(20,781)

Balance — December 28, 2013	$(6,045)	$—	$(6,045)

Postretirement curtailment adjustment	(942)	—	(942)
Postretirement liability adjustment	1,515	—	1,515

Balance —June 28, 2014	$(5,472)	$—	$(5,472)

8.	INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal and state income tax returns due to their status as C corporations. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

The effective income tax rate for these entities differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) certain non-recurring items, such as differences in the treatment of transaction costs, which are often not deductible for tax purposes.

As of June 27, 2015 and December 27, 2014, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense for the three or six months ended June 27, 2015 and June 28, 2014.

Tax Distributions – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). In the three and six months ended June 27, 2015, the Company declared distributions totaling $16.4 million, $11.8 million were paid in cash to Summit Holdings, who, in turn, distributed the fund to its partners, excluding Summit Inc., and $4.6 million was paid to Summit Holdings, who, in turn, paid Summit Inc. in July 2015.

9.	COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company’s policy is to record legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ 40% ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture incurred significant losses on a highway project in Utah, which resulted in requests for funding from the joint venture partners and, ultimately, from the Company. Through June 27, 2015, the Company has funded $8.8 million, of which $4.0 million was funded in 2012 and $4.8 million was funded in 2011. On April 2, 2015, the Utah Department of Transportation filed suit in the Fourth District Court of Utah County, Utah against the joint venture and the parties to the joint venture seeking damages of at least $29.4 million. As of June 27, 2015 and December 27, 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of loss related to this matter.

During the ordinary course of business, there may be revisions to project costs and conditions that can give rise to change orders on construction contracts. Revisions can also result in claims made against a customer or subcontractor to recover project variances that have not been satisfactorily addressed through change orders with a customer. As of June 27, 2015 and December 27, 2014, the Company had unapproved change orders and claims of $1.4 million ($1.2 million in accounts receivable and $0.2 million in costs and estimated earnings in excess of billings) and $3.9 million ($1.2 million in accounts receivable, $0.5 million in costs and estimated earnings in excess of billings and $2.2 million in other assets), respectively.

Environmental Remediation—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity in the future.

Other—In the ordinary course of business, the Company enters into various firm purchase commitments for certain raw materials and services. The terms of the purchase commitments are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Six months ended
	June 27,	June 28,
	2015	2014
Cash payments:
Interest	$50,646	$25,881
Income taxes	1,257	1,320
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$(64,102)	$—

11.	SEGMENT INFORMATION

The Company has three operating segments, which are its reportable segments: the West; Central; and East regions. These segments are consistent with the Company’s management reporting structure. Each region’s operations consist of various activities related to the production, distribution and sale of construction materials, products and the provision of paving and related services. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in preparing the consolidated financial statements. The following tables display selected financial data for the Company’s reportable segments:

	Three months ended		Six months ended
	June 27,	June 28,	June 27,	June 28,
	2015	2014	2015	2014
Revenue:
West region	$208,068	$172,236	$335,742	$267,130
Central region	117,920	109,117	174,529	156,659
East region	38,955	42,942	48,659	51,597

Total revenue	$364,943	$324,295	$558,930	$475,386

	Three months ended		Six months ended
	June 27,	June 28,	June 27,	June 28,
	2015	2014	2015	2014
Adjusted EBITDA
West region	$39,497	$30,750	$51,366	$32,541
Central region	35,518	28,823	36,228	28,400
East region	9,580	7,932	1,713	(1,406)
Corporate and other	(15,011)	(11,547)	(24,698)	(19,046)

Total reportable segments and corporate	69,584	55,958	64,609	40,489
Interest expense	17,104	21,651	41,213	40,470
Depreciation, depletion, amortization and accretion	27,386	21,339	53,512	40,695
Initial public offering costs	—	—	28,296	—
Loss on debt financings	30,873	—	31,672	—

(Loss) income from continuing operations before taxes	$(5,779)	$12,968	$(90,084)	$(40,676)

	Six months ended
	June 27,	June 28,
	2015	2014
Cash paid for capital expenditures:
West region	$18,037	$17,924
Central region	15,920	23,372
East region	7,518	5,533

Total reportable segments	41,475	46,829
Corporate and other	1,904	2,431

Total capital expenditures	$43,379	$49,260

	Three months ended		Six months ended
	June 27,	June 28,	June 27,	June 28,
	2015	2014	2015	2014
Depreciation, depletion, amortization and accretion:
West region	$12,634	$7,667	$24,722	$14,414
Central region	11,348	9,504	21,420	18,351
East region	2,835	3,831	6,312	7,288

Total reportable segments	26,817	21,002	52,454	40,053
Corporate and other	569	337	1,058	642

Total depreciation, depletion, amortization and accretion	$27,386	$21,339	$53,512	$40,695

	June 27,	December 27,
	2015	2014
Total assets:
West region	$824,892	$777,981
Central region	726,976	704,134
East region	230,353	221,598

Total reportable segments	1,782,221	1,703,713
Corporate and other	33,271	26,064

Total	$1,815,492	$1,729,777

	Three months ended		Six months ended
	June 27,	June 28,	June 27,	June 28,
	2015	2014	2015	2014
Revenue by product:*
Aggregates	$79,929	$59,816	$132,266	$91,366
Cement	30,177	27,557	41,996	35,264
Ready-mixed concrete	89,309	71,389	159,397	113,769
Asphalt	85,329	74,686	106,243	99,082
Paving and related services	137,330	144,911	181,229	200,768
Other	(57,131)	(54,064)	(62,201)	(64,863)

Total revenue	$364,943	$324,295	$558,930	$475,386

*	Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

12.	RELATED PARTY TRANSACTIONS

Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), whose affiliates include controlling stockholders of the Summit Inc., BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it is entitled to Silverhawk Summit, L.P. and to certain other equity investors.

The management fee was calculated based on the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement, which are included in general and administrative expenses. The Company incurred management fees due to BMP totaling $1.0 million during the period between December 28, 2014 and March 17, 2015 and $1.3 million and $2.3 million in the three and six months ended June 28, 2014, respectively. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

Also under the terms of the transaction and management fee agreement, BMP undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which the Company paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. The Company paid BMP $0.6 million and $2.3 million during the three and six months ended June 28, 2014, respectively. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of approximately $13.8 million, $13.4 million was paid to affiliates of Blackstone and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

In addition to the transaction and management fees paid to BMP, the Company reimburses BMP for direct expenses incurred, which were not material in the three and six months ended June 27, 2015 and June 28, 2014.

On April 16, 2015, the Company entered into an agreement with Lafarge North America Inc. (“Lafarge”) to purchase certain assets, including a cement plant, a quarry and seven cement distribution terminals (the “Davenport Assets”) for a purchase price of $450.0 million cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was due and the remaining $80.0 million is due to the seller no later than December 31, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. (“BCP”) for equity financing up to $90.0 million in the form of a preferred equity interest (the “Equity Commitment Financing”). The proceeds of the Equity Commitment Financing would be used to pay the $80.0 million deferred purchase price associated with the Davenport acquisition if a public offering of Summit Inc.’s Class A common stock cannot be effected by December 31, 2015. Summit Holdings paid a $1.8 million commitment fee to BCP in the six months ended June 27, 2015.

Blackstone Advisory Partners L.P., an affiliate of Blackstone, served as an initial purchaser of $5.75 million and $13.0 million principal amount of the 2020 Notes issued in September 2014 and January 2014, respectively, and received compensation in connection therewith.

Cement sales to companies owned by a former noncontrolling member of Continental Cement were approximately $1.4 million during the period between December 28, 2014 and March 11, 2015 and $4.5 million and $6.2 million during the three and six months ended June 28, 2014, respectively. Accounts receivables due from the former noncontrolling member were $0.2 million as of December 27, 2014.

In the first quarter of 2014, the Company made an interest payment of $0.7 million to a certain former noncontrolling member of Continental Cement for a related party note. The principal balance on the note was repaid in 2012.

In the six months ended June 28, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

13.	2020 NOTES’ GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. (the “Guarantors”) are named as guarantors (collectively, the “Guarantors”) of the 2020 Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the 2020 Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the 2020 Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement’s results of operations and cash flows are reflected with the Guarantors for the three and six months ended June 27, 2015. In 2014, Continental Cement’s results are shown separately as a Non Wholly-owned Guarantor.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

June 27, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash	$10,225	$808	$9,656	$(8,119)	$12,570
Accounts receivable, net	—	153,726	11,214	(881)	164,059
Intercompany receivables	429,542	7,114	6,183	(442,839)	—
Cost and estimated earnings in excess of billings	—	24,490	231	—	24,721
Inventories	—	121,882	6,535	—	128,417
Other current assets	1,206	17,051	1,596	—	19,853

Total current assets	440,973	325,071	35,415	(451,839)	349,620
Property, plant and equipment, net	8,117	948,314	28,650	—	985,081
Goodwill	—	366,669	51,990	—	418,659
Intangible assets, net	—	14,292	1,965	—	16,257
Other assets	1,248,995	138,530	1,352	(1,343,002)	45,875

Total assets	$1,698,085	$1,792,876	$119,372	$(1,794,841)	$1,815,492

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$71,275	$4,465	$—	$(4,465)	$71,275
Current portion of acquisition-related liabilities	—	19,895	—	—	19,895
Accounts payable	4,266	81,677	5,760	(881)	90,822
Accrued expenses	29,416	67,035	2,446	(8,119)	90,778
Intercompany payables	46,451	397,217	3,756	(442,839)	4,585
Billings in excess of costs and estimated earnings	—	8,319	22	—	8,341

Total current liabilities	151,408	578,608	11,984	(456,304)	285,696
Long-term debt	755,972	517,598	—	(517,598)	755,972
Acquisition-related liabilities	—	34,502	—	—	34,502
Other noncurrent liabilities	706	110,974	57,580	(55,107)	114,153

Total liabilities	908,086	1,241,682	69,564	(1,029,009)	1,190,323
Redeemable noncontrolling interest	—	—	—	—	—
Redeemable members’ interest	—	—	—	—	—
Total stockholders’ equity/partners’ interest	789,999	551,194	49,808	(765,832)	625,169

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,698,085	$1,792,876	$119,372	$(1,794,841)	$1,815,492

Condensed Consolidating Balance Sheets

December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash	$10,837	$2	$695	$8,793	$(7,112)	$13,215
Accounts receivable, net	1	6,629	124,380	11,525	(1,233)	141,302
Intercompany receivables	376,344	4,095	30,539	4,052	(415,030)	—
Cost and estimated earnings in excess of billings	—	—	9,819	355	—	10,174
Inventories	—	8,696	98,188	4,669	—	111,553
Other current assets	7,148	464	9,638	1,775	(1,853)	17,172

Total current assets	394,330	19,886	273,259	31,169	(425,228)	293,416
Property, plant and equipment, net	7,035	302,524	610,717	30,325	—	950,601
Goodwill	—	23,124	340,969	55,177	—	419,270
Intangible assets, net	—	542	14,245	2,860	—	17,647
Other assets	1,153,204	25,233	125,462	1,362	(1,256,418)	48,843

Total assets	$1,554,569	$371,309	$1,364,652	$120,893	$(1,681,646)	$1,729,777

Liabilities, Redeemable Noncontrolling Interest and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$1,273	$3,990	$—	$(5,263)	$5,275
Current portion of acquisition-related liabilities	166	—	18,236	—	—	18,402
Accounts payable	3,655	6,845	65,018	4,569	(1,233)	78,854
Accrued expenses	37,101	10,178	59,477	3,705	(8,965)	101,496
Intercompany payables	162,728	4,052	245,416	2,834	(415,030)	—
Billings in excess of costs and estimated earnings	—	—	8,931	27	—	8,958

Total current liabilities	208,925	22,348	401,068	11,135	(430,491)	212,985
Long-term debt	1,059,642	153,318	480,599	—	(633,917)	1,059,642
Acquisition-related liabilities	—	—	42,736	—	—	42,736
Other noncurrent liabilities	796	24,787	65,479	57,736	(55,107)	93,691

Total liabilities	1,269,363	200,453	989,882	68,871	(1,119,515)	1,409,054
Redeemable noncontrolling interest	—	—	—	—	33,740	33,740
Redeemable members’ interest	—	34,543	—	—	(34,543)	—
Total stockholders’ equity/partners’ interest	285,206	136,313	374,770	52,022	(561,328)	286,983

Total liabilities, redeemable noncontrolling interest and member’s interest	$1,554,569	$371,309	$1,364,652	$120,893	$(1,681,646)	$1,729,777

Condensed Consolidating Statements of Operations

For the three months ended June 27, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$346,309	$23,702	$(5,068)	$364,943

Cost of revenue (excluding items shown separately below)	—	240,637	13,601	(5,068)	249,170
General and administrative expenses	14,972	29,446	1,669	—	46,087
Depreciation, depletion, amortization and accretion	567	25,471	1,348	—	27,386

Operating (loss) income	(15,539)	50,755	7,084	—	42,300
Other (income) expense, net	(22,202)	2,761	10	50,406	30,975
Interest expense	6,352	13,990	909	(4,147)	17,104

Income from continuing operations before taxes	311	34,004	6,165	(46,259)	(5,779)
Income tax benefit (expense)	—	(5,625)	280	—	(5,345)

Income from continuing operations	311	39,629	5,885	(46,259)	(434)
Income from discontinued operations	—	(758)	—	—	(758)

Net income	311	40,387	5,885	(46,259)	324
Net income attributable to minority interest	—	—	—	13	13

Net income attributable to member of Summit Materials, LLC	$311	$40,387	$5,885	$(46,272)	$311

Comprehensive income attributable to member of Summit Materials, LLC	$1,375	$40,387	$6,949	$(47,336)	$1,375

Condensed Consolidating Statements of Operations

For the three months ended June 28, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$27,557	$287,307	$14,942	$(5,511)	$324,295

Cost of revenue (excluding items shown separately below)	—	16,724	210,693	9,856	(5,511)	231,762
General and administrative expenses	10,002	1,900	25,080	290	—	37,272
Depreciation, depletion, amortization and accretion	338	3,703	17,020	278	—	21,339

Operating (loss) income	(10,340)	5,230	34,514	4,518	—	33,922
Other (income) expense, net	(29,100)	(1,261)	(1,360)	(3)	31,027	(697)
Interest expense	7,932	3,011	12,643	31	(1,966)	21,651

Income from continuing operations before taxes	10,828	3,480	23,231	4,490	(29,061)	12,968
Income tax benefit (expense)	(1,427)	—	563	—	—	(864)

Income from continuing operations	12,255	3,480	22,668	4,490	(29,061)	13,832
Income from discontinued operations	—	—	(369)	—	—	(369)

Net income	12,255	3,480	23,037	4,490	(29,061)	14,201
Net income attributable to minority interest	—	—	—	—	1,946	1,946

Net income attributable to member of Summit Materials, LLC	$12,255	$3,480	$23,037	$4,490	$(31,007)	$12,255

Comprehensive income attributable to member of Summit Materials, LLC	$12,255	$3,480	$23,037	$4,490	$(31,007)	$12,255

Condensed Consolidating Statements of Operations

For the six months ended June 27, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$525,652	$57,349	$(24,071)	$558,930

Cost of revenue (excluding items shown separately below)	—	391,864	39,646	(24,071)	407,439
General and administrative expenses	52,753	58,596	3,336	—	114,685
Depreciation, depletion, amortization and accretion	1,058	49,623	2,831	—	53,512

Operating (loss) income	(53,811)	25,569	11,536	—	(16,706)
Other (income) expense, net	3,583	3,500	159	24,923	32,165
Interest expense	20,150	30,045	1,790	(10,772)	41,213

Income from continuing operations before taxes	(77,544)	(7,976)	9,587	(14,151)	(90,084)
Income tax benefit (expense)	—	(10,163)	350	—	(9,813)

Income from continuing operations	(77,544)	2,187	9,237	(14,151)	(80,271)
Income from discontinued operations	—	(758)	—	—	(758)

Net income	(77,544)	2,945	9,237	(14,151)	(79,513)
Net income attributable to minority interest	—	—	—	(1,969)	(1,969)

Net income attributable to member of Summit Materials, LLC	$(77,544)	$2,945	$9,237	$(12,182)	$(77,544)

Comprehensive income attributable to member of Summit Materials, LLC	$(82,779)	$2,945	$4,002	$(6,947)	$(82,779)

Condensed Consolidating Statements of Operations

For the six months ended June 28, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Revenue	$—	$35,264	$427,717	$21,274	$(8,869)	$475,386

Cost of revenue (excluding items shown separately below)	—	27,626	328,318	13,362	(8,869)	360,437
General and administrative expenses	17,690	3,574	53,521	566	—	75,351
Depreciation, depletion, amortization and accretion	642	6,777	32,731	545	—	40,695

Operating (loss) income	(18,332)	(2,713)	13,147	6,801	—	(1,097)
Other expense (income), net	7,725	(1,358)	(1,553)	45	(5,750)	(891)
Interest expense	13,668	5,857	24,415	56	(3,526)	40,470

(Loss) income from continuing operations before taxes	(39,725)	(7,212)	(9,715)	6,700	9,276	(40,676)
Income tax benefit	(1,427)	—	(33)	—	—	(1,460)

(Loss) income from continuing operations	(38,298)	(7,212)	(9,682)	6,700	9,276	(39,216)
Income from discontinued operations	—	—	(349)	—	—	(349)

Net (loss) income	(38,298)	(7,212)	(9,333)	6,700	9,276	(38,867)
Net loss attributable to noncontrolling interest	—	—	—	—	(569)	(569)

Net (loss) income attributable to member of Summit Materials, LLC	$(38,298)	$(7,212)	$(9,333)	$6,700	$9,845	$(38,298)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(38,298)	$(6,394)	$(9,333)	$6,700	$9,600	$(37,725)

Condensed Consolidating Statements of Cash Flows

For the six months ended June 27, 2015

	Issuers	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(93,127)	$6,775	$6,435	$(167)	$(80,084)

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(15,863)	—	—	(15,863)
Purchase of property, plant and equipment	(1,904)	(40,969)	(506)	—	(43,379)
Proceeds from the sale of property, plant, and equipment	—	5,989	50	—	6,039
Other	—	610	—	—	610

Net cash used for investing activities	(1,904)	(50,233)	(456)	—	(52,593)

Cash flow from financing activities:
Proceeds from investment by member	397,975	—	—	—	397,975
Capital issuance costs	(9,373)				(9,373)
Net proceeds from debt issuance	242,000	—	—	—	242,000
Loans received from and payments made on loans from other Summit Companies	(169,065)	176,243	(5,116)	(2,062)	—
Payments on long-term debt	(349,980)	(120,703)	—	1,055	(469,628)
Payments on acquisition-related liabilities	(166)	(11,804)	—	—	(11,970)
Financing costs	(5,130)	—	—	—	(5,130)
Distributions from partnership	(11,842)	—	—	—	(11,842)
Other	—	(167)		167	—

Net cash provided by (used for) financing activities	94,419	43,569	(5,116)	(840)	132,032

Net increase (decrease) in cash	(612)	111	863	(1,007)	(645)

Cash — Beginning of period	10,837	697	8,793	(7,112)	13,215

Cash— End of period	$10,225	$808	$9,656	$(8,119)	$12,570

Condensed Consolidating Statements of Cash Flows

For the six months ended June 28, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated

Net cash used in operating activities	$(18,665)	$(13,153)	$(13,412)	$168	$(818)	$(45,880)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(181,754)	—	(53,116)	—	—	(234,870)
Purchase of property, plant and equipment	(2,428)	(11,829)	(34,666)	(337)	—	(49,260)
Proceeds from the sale of property, plant, and equipment	—	—	5,912	73	—	5,985
Other	—	—	(409)	—	1,166	757

Net cash (used for) provided by investing activities	(184,182)	(11,829)	(82,279)	(264)	1,166	(277,388)

Cash flow from financing activities:
Proceeds from investment by member	24,350		—	1,166	(1,166)	24,350
Net proceeds from debt issuance	424,750	—	—	—	—	424,750
Loans received from and payments made on loans from other Summit Companies	(123,441)	25,234	104,121	22	(5,936)	—
Payments on long-term debt	(104,060)	(254)	(4,932)	—	—	(109,246)
Payments on acquisition-related liabilities	(1,000)	—	(3,259)	—	—	(4,259)
Financing costs	(6,354)	—	—	—	—	(6,354)
Other	(88)	—	(1,000)	—	1,000	(88)

Net cash provided by (used for) financing activities	214,157	24,980	94,930	1,188	(6,102)	329,153

Net increase (decrease) in cash	11,310	(2)	(761)	1,092	(5,754)	5,885

Cash — Beginning of period	10,375	9	3,442	3,631	(2,540)	14,917

Cash— End of period	$21,685	$7	$2,681	$4,723	$(8,294)	$20,802

14.	SUBSEQUENT EVENTS

On August 5, 2015, Summit Inc. priced the offering of 19,500,000 shares of its Class A common stock at a price to the public of $25.75 per share. The underwriters have been granted a 30-day option to purchase up to an additional 2,925,000 shares of Class A common stock. The offering is expected to close on August 11, 2015, subject to customary closing conditions. Summit Inc. intends to use all of the net proceeds from the offering to purchase for cash 3,750,000 newly-issued LP Units from Summit Holdings and 15,750,000 outstanding LP Units from certain pre-IPO owners, including affiliates of the Sponsors and certain of the Company’s directors and officers. Summit Holdings intends to use the proceeds it receives to pay all or a portion of the $80.0 million deferred purchase price of the Davenport Assets and for general purposes.

On July 17, 2015, the Company acquired certain assets of Lafarge, including a cement plant, a quarry and seven cement distribution terminals for a purchase price of $450.0 million cash and a cement distribution terminal in Bettendorf, Iowa. Due to the recent nature of the acquisition, it is impracticable to include a schedule of the fair value of the assets acquired and liabilities assumed as of the acquisition date and the Davenport Assets’ interim results of operations for the three and six months ended June 30, 2015.

On July 8, 2015, the Issuers issued $350.0 million in aggregate principal amount of 6.125% senior notes due July 15, 2023 (the “2023 Notes”). The 2023 Notes were issued at 100% of their par value. Interest on the 2023 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2016. On July 17, 2015, the Company refinanced its term loan under the Senior Secured Credit Facilities (the “Refinancing”). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under our Senior Secured Credit Facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under our term loan facility to an aggregate $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the Credit Agreement).

The Company used the net proceeds from the 2023 Notes and the Refinancing to finance an initial $370.0 million cash purchase price for the Davenport Assets, to refinance its existing senior secured term loan facility, to redeem $183.0 million aggregate principal amount of its outstanding 2020 Notes and to pay related fees and expenses. The remaining $80.0 million of the purchase price for the Davenport Assets is due to Lafarge no later than December 31, 2015 and accrues interest at an annual rate of 7.5%, payable monthly.

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